July 22, 2009

Ms. Christina DiAngelo
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Robeco-Sage Triton Fund, L.L.C., Robeco-Sage Triton Institutional Fund, L.L.C., Robeco-Sage Multi-Strategy Fund, L.L.C. and Robeco-Sage Multi-Strategy Institutional Fund, L.L.C. (collectively, the "Feeder Funds") and Robeco-Sage Triton Master Fund, L.L.C. and Robeco-Sage Multi-Strategy Master Fund, L.L.C. (together, the "Master Funds," and together with the Feeder Funds, the "Funds")

Dear Ms. DiAngelo:

As a follow up to our discussion on June 22, 2009 regarding certain regulatory filings made by the Funds, we confirm the following:

    o In response to your comment, we have informed the Funds' auditor, Anchin, Block & Anchin LLP ("Anchin"), that the internal control reports that are filed along with each of the Fund's N-SARs should be addressed to both the Board of Managers and the Members of the Fund. Anchin has confirmed that the reports will be addressed in such a manner in the future.
    o In response to your comment, we will include, for each of the Funds, notes to Item 4 (b), (c) and (d) of the N-CSR explaining the services provided by Anchin to the Fund. We will include these notes in the N-CSR filings for the March 31, 2010 report date.
    o In response to your question, we confirmed with the Funds' administrator, SEI Investments, that the average share methodology was used in calculating the Financial Highlights. The average was calculated using the monthly outstanding shares. In future filings, we will disclose the method employed in a note to the financial highlights table, as required under the Audit Guide of Investment Companies, section AAG7.77b.
    o In response to your question, the extraordinary expenses charged to the Funds were legal fees relating to a lawsuit filed by the Funds against CSO, Ltd. and CSO US Ltd., hedge funds in which the Funds were invested, and the investment manager of these funds. The legal fees were allocated on a pro rata basis, based on the size of each Fund's respective investment in the CSO funds. In future filings, we will disclose the nature of the fees and that management deemed them to be extraordinary.
    o In response to your comment, we will update the expense cap language in the audited financial statements (in Note 4 of the Notes to Financial Statements) to mirror the language in the registration statements. Specifically, we will note that the Feeder Funds' share of the Master Funds' expenses will be included in the operating expenses that will count towards the expense cap. This update will be made in the next N-CSR filing.
    o In response to your comment, we will include the addresses for the managers and officers of the Funds in the table at the end of financial statements, and we will add a statement that the SAI is available upon request. However, because the SAI contains only the financial statements of the Fund, we will not add a statement that the SAI includes additional information about the managers. This update will be made in the March 31, 2010 N-CSR filing.
    o In response to your comment, we will ensure in all future filings that any single expense item that is greater than 5% of total expenses will be listed separately on the Statement of Operations.
    o In response to your comment, we will clarify in the Notes to Financial Statements that the facility fee for the Master Fund lines of credit is based on the size of the line of credit, not the assets of the Master Fund. This update will be reflected in all future financial statements.
    o In response to your question, the Custody Fee Payable on the Statement of Assets & Liabilities is greater than the Custody Fee expense on the Statement of Operations for Robeco-Sage Triton Fund, L.L.C. because of unpaid custody fees from the prior year. We have requested that SEI provide an invoice for prior unpaid custody fees.
    o In response to your question, the unrealized appreciation/depreciation for the Master Funds cannot simply be calculated by looking at the total cost and market value of Portfolio Funds in the financial statements because of the transfer of positions between the Feeder Funds and the Master Funds that occurred upon their respective launches.
    o In response to your question, the audits performed by Anchin for the two institutional Feeder Funds covered the periods since inception, which included the periods previously covered by the seed audits. Because there was no significant activity in the seed audit period, it was determined that the date of the commencement of operations was most appropriate to use and would give investors the most accurate picture of the Funds' operations. In Note 1 of the Notes to Financial Statements, the dates the Funds received their initial investments were disclosed.
    o As per your suggestion, we will include a note about underlying fund investments in side pockets under Note 11 of the Notes to Financial Statements for each of the Master Funds in all future financial statements.
    o As per your comment, we will include any cash held in any money market mutual fund in the Schedule of Investments for each of the Master Funds in all future filings.
    o As per your comment, we will update in future semi-annual and annual financial statements the language in Section 2B of the Notes to Financial Statements for each of the Feeder Funds to state that the table representing the SFAS 157 hierarchy reflects the Feeder Fund's share of the Master Fund's investments.

We acknowledge that:

    o the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;
    o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
    o the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Timothy J. Stewart
----------------------
Timothy J. Stewart
President and Chief Executive Officer
Robeco-Sage Triton Fund, L.L.C.
Robeco-Sage Triton Institutional Fund, L.L.C.
Robeco-Sage Triton Master Fund, L.L.C.
Robeco-Sage Multi-Strategy Fund, L.L.C.
Robeco-Sage Multi-Strategy Institutional Fund, L.L.C.
Robeco-Sage Multi-Strategy Master Fund, L.L.C.